Rec'd 3/4/02 CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington



02003927

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 2001
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35722

3/7/02 FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Pine Street Partners, L.P.



RECD S.E.C.
MAR 4 2002

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 3rd Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abe Mastbaum (212) 476-8000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PINE STREET PARTNERS, L.P.
(S.E.C. I.D. No. 8-35722)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of Pine Street Partners, L.P.

We have audited the accompanying statement of financial condition of Pine Street Partners, L.P. (the "Partnership") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Pine Street Partners, L.P. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 15, 2002

PINE STREET PARTNERS, L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Securities owned, at market value	$155,046,625
Receivable from brokers and dealers	25,064,272
TOTAL ASSETS	$180,110,897

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities sold, but not yet purchased, at market value	$ 21,619,187
Accounts payable and accrued expenses	317,358
Total liabilities	21,936,545
PARTNERS' CAPITAL:	
General partner	927,191
Limited partners	157,247,161
Total partners' capital	158,174,352
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$180,110,897

See notes to statement of financial condition.

1. THE PARTNERSHIP

Pine Street Partners, L.P. (the "Partnership") is a registered broker/dealer and a member of the National Association of Securities Dealers. The Partnership was formed under an Agreement of Limited Partnership in Delaware, dated February 13, 1986, to operate as a trader in equity and debt securities, and options.

The Partnership clears securities transactions on a fully disclosed basis through a clearing broker, and, accordingly, is exempt from SEC Rule 15c3-3. The Partnership and its clearing broker have agreed in writing that the clearing broker will perform a PAIB reserve calculation with respect to proprietary accounts of the Partnership which are carried by the clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Partnership's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgement and available information. Management believes that the estimates utilized in the preparation of the financial statement are prudent and reasonable. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis. Securities are carried in the accounts of the Partnership at market value. Market value is based upon quoted market or dealer prices.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

The Partnership adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133"), as amended by SFAS No. 137, *"Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133"*, and SFAS No. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities"* ("SFAS 138"). The provisions of SFAS 133 and 138 require that the Partnership properly identify all derivative instruments and any embedded derivative instruments that require bifurcation. The Partnership's hedging activities, if any, are required to be in accordance with its documented and approved hedging and risk management policies. The adoption of SFAS 133 and 138 did not have a material impact on the financial position of the Partnership.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The adoption of SFAS 140 "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*" requires the Partnership to (a) reclassify financial assets pledged as collateral and report those assets in its statement of financial position separately from other assets not so encumbered if the secured party has the right by contract or custom to sell or repledge the collateral and (b) disclose assets pledged as collateral that have not been reclassified and separately reported in the statement of financial condition. The Partnership has made all disclosures on the statement of financial condition. The adoption of this statement did not have a material impact on the Partnership's statement of financial condition.

In July 2001, the Financial Accounting Standards Board ("FASB") released SFAS No. 141, Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". The provisions of these statements are effective for financial statements issued for fiscal periods beginning after December 15, 2001. No material impact is expected on the Partnership's statement of financial condition.

In August 2001, the FASB released SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2001. No material impact is expected on the Partnership's statement of financial condition.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased consist principally of equity securities and corporate obligations.

The Partnership may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased should the value of such securities rise. This risk is minimized as the Partnership generally enters into hedged arbitrage transactions, including short sales of securities owned.

4. RECEIVABLE FROM BROKERS AND DEALERS

Receivable from brokers and dealers represents balances with the Partnership's clearing brokers and other broker dealers related to proprietary trading activities.

5. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Partnership had net capital of $153,230,223 which was $153,130,223 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .001 to 1 at December 31, 2001.

6. RELATED PARTY TRANSACTIONS

In accordance with the Partnership Agreement, the Partnership is allocated various expenses by American Securities BD Co., L.P. ("AMSBD"), an affiliate. These expenses are allocated to the Partnership in proportion to the ratio of its trading capital to the combined trading capital of the Partnership and AMSBD.

AMSBD provides certain administrative services (including accounting and other support services) to the Partnership. In return, the Partnership pays AMSBD an amount equal to 1% per annum of the Partnership's average total assets.

Included in accounts payable and accrued expenses is a payable to AMSBD of $231,487.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

In the normal course of business, the Partnership's securities activities involve execution, settlement and financing of various transactions as principal. These activities may expose the Partnership to off-balance sheet risk in the event that counterparties or clearing brokers are unable to fulfill contractual obligations. In addition, at year end the Partnership had entered into one equity swap transaction, which was recorded at fair value, and is included with securities owned at market value.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Partnership's assets and liabilities are carried at market or fair values or contracted amounts which approximate fair value. Securities owned and securities sold, but not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Partnership's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price activity for equivalent securities. The Partnership's remaining financial instruments are generally short term in nature and liquidate at their carrying values.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

February 15, 2002

Pine Street Partners, L.P.
666 3rd Avenue
New York, New York 10017

In planning and performing our audit of the financial statements of Pine Street Partners, L.P. (the "Partnership") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP